Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.
Subject Company's Exchange Act File No.: 1-9759

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

        Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC's directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

***

News Release www.cargill.com/today/press.htm www.imcglobal.com
Date:	Tuesday, March 2, 2004
Contacts:
Lori Johnson, Cargill, Incorporated, 952-742-6194, Lori_Johnson@cargill.com
 Gray Gordon, Cargill Crop Nutrition, 813-671-6145, Gray_Gordon@cargill.com
Dave Prichard, IMC Global Inc., 847-739-1810, daprichard@imcglobal.com

IMC Global and Cargill Receive DOJ Request for
Additional Information Regarding Pending
Transaction

        CHICAGO and MINNEAPOLIS—IMC Global Inc. (NYSE: IGL) and Cargill, Incorporated today announced that, as expected, they have received a request for additional information from the U.S. Department of Justice (DOJ) pertaining to IMC's pending combination with Cargill Crop Nutrition.

        The companies intend to work with the DOJ and respond promptly to the request for additional information. The formal request for additional, specific information supplements information already provided to the DOJ in the original Hart-Scott-Rodino filing.

        A "second request" extends the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) during which the DOJ is permitted to review a proposed transaction. The closing of the transactions is conditioned upon obtaining HSR approval. Subject to completion of the HSR clearance process, and satisfaction of other closing conditions contained in the merger and contribution agreement, the companies anticipate that the transactions will close in the summer of 2004.

About Cargill Crop Nutrition

Cargill Crop Nutrition is a business unit of Cargill, Incorporated, an international provider of food, agricultural and risk management products and services. With 101,000 employees in 60 countries, Cargill is committed to using its knowledge and experience to collaborate with customers to help them succeed. For more information, visit www.cargill.com or www.cargillfertilizer.com.

About IMC Global Inc.

From multiple mines and plants in North America, IMC Global serves world agriculture as one of the largest producers and marketers of concentrated phosphates and potash crop nutrients. It also is a leading global provider of phosphorus and potassium feed ingredients for the animal nutrition industry. IMC Global has 5,000 employees and customers in nearly 50 countries. With products essential for life, IMC Global "feeds the land that feeds the world." For more information, visit www.imcglobal.com.

Cautionary Information Regarding Forward-Looking Statements

        This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

        Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC's directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.